Exhibit 99.2

Consolidated Financial Statements of

neptune WELLNESS SOLUTIONS inc.

(formerly Neptune Technologies and Bioressources Inc. (note 1))

For the years ended March 31, 2019 and 2018

KPMG LLPTelephone     (514) 840-2100

600 de Maisonneuve Blvd. WestFax                (514) 840-2187

Suite 1500, Tour KPMGInternet          www.kpmg.ca

Montréal (Québec)  H3A 0A3

Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Neptune Wellness Solutions Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Neptune Wellness Solutions Inc. (the "Company") as of March 31, 2019 and 2018, the related consolidated statements of earnings and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2019, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and its financial performance and its cash flows for each of the years in the two-year period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 12, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since fiscal 2007.

Montréal, Canada June 12, 2019

.

*CPA auditor, CA, public accountancy permit No. A120841

KPMG LLPTelephone     (514) 840-2100

600 de Maisonneuve Blvd. WestFax                (514) 840-2187

Suite 1500, Tour KPMGInternet          www.kpmg.ca

Montréal (Québec)  H3A 0A3

Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Neptune Wellness Solutions Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Neptune Wellness Solutions Inc.’s (the "Company") internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial position of the Company as of March 31, 2019 and 2018, the related consolidated statements of earnings and comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2019 and the related notes (collectively, the consolidated financial statements), and our report dated June 12, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s Report on Internal Control over Financial Reporting" included in Management’s Discussion and Analysis for the year ended March 31, 2019. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montréal, Canada June 12, 2019

*CPA auditor, CA, public accountancy permit No. A120841

neptune WELLNESS SOLUTIONS inc.

Consolidated Financial Statements

For the years ended March 31, 2019 and 2018

Financial Statements

neptune wellness solutions inc.

Consolidated Statements of Financial Position

As at March 31, 2019 and 2018

	March 31,	March 31,
	2019	2018
Assets

Current assets:
Cash and cash equivalents (note 23)	$9,819,351	$24,287,107
Short-term investments (note 23)	48,000	2,410,000
Trade and other receivables (note 5)	5,806,388	5,640,444
Prepaid expenses	1,093,677	372,944
Inventories (note 6)	5,038,161	5,261,329
Other assets (notes 11 and 20 (a)(i) and (ii))	2,835,000	19,090
	24,640,577	37,990,914

Property, plant and equipment (note 7)	47,023,973	41,809,576
Intangible assets (note 8)	7,650,598	5,307,634
Goodwill (note 8)	6,750,626	6,750,626
Tax credits recoverable (note 17)	152,464	152,464
Other asset (note 20 (a)(i))	4,002,337	6,585,740
Total assets	$90,220,575	$98,596,954

Liabilities and Equity

Current liabilities:
Trade and other payables (note 9)	$8,519,239	$6,747,889
Loans and borrowings (note 10)	3,466,501	4,661,356
Deferred revenues	25,070	109,954
Provisions (note 11)	7,964,576	—
	19,975,386	11,519,199

Deferred lease inducements	207,745	267,101
Long-term payables (note 12)	855,337	249,714
Deferred tax liabilities (note 17)	197,181	27,170
Total liabilities	21,235,649	12,063,184

Equity:
Share capital (note 13)	131,083,698	128,483,507
Warrants (note 13 (e))	648,820	648,820
Contributed surplus	39,165,706	36,355,549
Accumulated other comprehensive income	758,066	525,559
Deficit	(102,671,364)	(79,479,665)
Total equity	68,984,926	86,533,770

Commitments and contingencies (note 22)
Subsequent events (notes 11, 13 (e) and 26)
Total liabilities and equity	$90,220,575	$98,596,954

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ John Moretz	/s/ James S. Hamilton
John Moretz	James S. Hamilton
Chairman of the Board	President and CEO

NEPTUNE wellness solutions INC.

Consolidated Statements of Earnings and Comprehensive Income (Loss)

For the years ended March 31, 2019 and 2018

	March 31, 2019	March 31, 2018
Revenue from sales (note 4)	$23,163,016	$26,168,469
Royalty revenues	1,279,026	1,477,113
Total revenues	24,442,042	27,645,582

Cost of sales (note 6)	(16,827,594)	(18,944,321)
Other cost of sales - impairment loss on inventories (notes 4 et 6)	—	(2,376,969)
	(16,827,594)	(21,321,290)
Gross margin	7,614,448	6,324,292

Research and development expenses, net of tax credits and grants of $82,584 (2018 - (($1,751,952)) (note 17)	(7,211,553)	(13,550,953)
Selling, general and administrative expenses	(15,285,716)	(15,304,920)
Litigation provisions (note 11)	(7,930,383)	—
Net gain on sale of assets (note 4)	—	23,702,312
Income (loss) from operating activities	(22,813,204)	1,170,731

Gain on loss of control of subsidiary (note 20 (a)(i))	—	8,783,613

Finance income (note 15)	246,652	227,465
Finance costs (note 15)	(455,136)	(2,446,279)
Change in fair value of derivative assets and liabilities	—	(36,347)
	(208,484)	(2,255,161)
Income (loss) before income taxes	(23,021,688)	7,699,183

Income tax recovery (expense) (note 17)	(170,011)	1,640,200
Net income (loss)	(23,191,699)	9,339,383

Other comprehensive income
Unrealized gains on investments (note 20 (a)(i))	251,597	544,834
Net change in unrealized (loss) gains on derivatives designated as cash flow hedges (note 20 (a)(ii))	(19,090)	26,388
Reclassification to net income of accumulated realized gain on an investment	—	381,687
Total other comprehensive income	232,507	952,909

Total comprehensive income (loss)	$(22,959,192)	$10,292,292

Net income (loss) attributable to:
Equity holders of the Corporation	$(23,191,699)	$17,530,858
Non-controlling interest	—	(8,191,475)
Net income (loss)	$(23,191,699)	$9,339,383

Total comprehensive income (loss) attributable to:
Equity holders of the Corporation	$(22,959,192)	$18,483,767
Non-controlling interest	—	(8,191,475)
Total comprehensive income (loss)	$(22,959,192)	$10,292,292

Basic and diluted income (loss) per share	$(0.29)	$0.22

Basic weighted average number of common shares (note 18)	79,539,984	78,599,208
Diluted weighted average number of common shares (note 18)	79,539,984	79,359,296

See accompanying notes to consolidated financial statements.

NEPTUNE wellness solutions INC.

Consolidated Statements of Changes in Equity

For the years ended March 31, 2019 and 2018

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total
Balance at March 31, 2018	78,804,212	$128,483,507	$648,820	$36,355,549	$506,469	$19,090	$(79,479,665)	$86,533,770

Net loss for the period	–	–	–	–	–	–	(23,191,699)	(23,191,699)
Other comprehensive income (loss) for the period	–	–	–	–	251,597	(19,090)	–	232,507
Total comprehensive income (loss) for the period	–	–	–	–	251,597	(19,090)	(23,191,699)	(22,959,192)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 16)	–	–	–	3,712,415	–	–	–	3,712,415
DSU released (note 13 (c))	135,557	204,050	–	(204,050)	–	–	–	–
Share options exercised (note 13 (d))	1,047,523	2,396,141	–	(698,208)	–	–	–	1,697,933
Total contributions by and distribution to equity holders	1,183,080	2,600,191	–	2,810,157	–	–	–	5,410,348

Balance at March 31, 2019	79,987,292	$131,083,698	$648,820	$39,165,706	$758,066	$–	$(102,671,364)	$68,984,926

See accompanying notes to consolidated financial statements.

NEPTUNE wellness solutions INC.

Consolidated Statements of Changes in Equity, Continued

For the years ended March 31, 2019 and 2018

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
					Accumulated
	Share Capital				other comprehensive				Subsidiary
					income (loss)				warrants,
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cash flow hedges	Deficit	Total	options and other equity	Non- controlling interest	Total	Total equity
Balance at March 31, 2017	77,968,587	$127,201,343	$648,820	$33,335,136	$(420,052)	$(7,298)	$(97,010,523)	$63,747,426	$3,616,864	$7,435,948	$11,052,812	$74,800,238

Net income (loss) for the period	–	–	–	–	–	–	17,530,858	17,530,858	–	(8,191,475)	(8,191,475)	9,339,383
Other comprehensive income for the period	–	–	–	–	926,521	26,388	–	952,909	–	–	–	952,909
Total comprehensive income (loss) for the period	–	–	–	–	926,521	26,388	17,530,858	18,483,767	–	(8,191,475)	(8,191,475)	10,292,292

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 16)	–	–	–	1,623,145	–	–	–	1,623,145	660,611	–	660,611	2,283,756
Liability settled in shares (note 13 (b))	630,681	848,070	–	–	–	–	–	848,070	–	–	–	848,070
DSU released (note 13 (c))	55,944	80,000	–	(80,000)	–	–	–	–	–	–	–	–
Share options exercised (note 13 (d))	149,000	354,094	–	(97,478)	–	–	–	256,616	–	–	–	256,616
Loss of control of subsidiary (note 20 (a)(i))	–	–	–	–	–	–	–	–	(2,739,050)	505,077	(2,233,973)	(2,233,973)
Total contributions by and distribution to equity holders	835,625	1,282,164	–	1,445,667	–	–	–	2,727,831	(2,078,439)	505,077	(1,573,362)	1,154,469

Change in ownership interests in subsidiary that do not result in a loss of control
Expiry of Acasti options and call-options	–	–	–	1,466,459	–	–	–	1,466,459	(1,466,459)	–	(1,466,459)	–
Exercise of warrants	–	–	–	155,720	–	–	–	155,720	(71,966)	300,496	228,530	384,250
Fees related to past financing of Acasti	–	–	–	(52,452)	–	–	–	(52,452)	–	(102,011)	(102,011)	(154,463)
Convertible debenture interest settled in shares	–	–	–	5,019	–	–	–	5,019	–	51,965	51,965	56,984
Total changes in ownership interest in subsidiary	–	–	–	1,574,746	–	–	–	1,574,746	(1,538,425)	250,450	(1,287,975)	286,771

Total transactions with equity holders	835,625	1,282,164	–	3,020,413	–	–	–	4,302,577	(3,616,864)	755,527	(2,861,337)	1,441,240

Balance at March 31, 2018	78,804,212	$128,483,507	$648,820	$36,355,549	$506,469	$19,090	$(79,479,665)	$86,533,770	$–	$–	$–	$86,533,770

See accompanying notes to consolidated financial statements.

neptune wellness solutions inc.

Consolidated Statements of Cash Flows

For the years ended March 31, 2019 and 2018

	March 31,	March 31,
	2019	2018
Cash flows used in operating activities:
Net income (loss) for the period	$(23,191,699)	$9,339,383
Adjustments:
Depreciation of property, plant and equipment	2,351,617	2,617,646
Amortization of intangible assets	704,705	924,236
Net loss from sale of property, plant and equipment	32,333	—
Stock-based compensation	3,712,415	2,283,756
Impairment loss on inventories (notes 4 and 6)	—	2,376,969
Gain on loss of control of subsidiary (note 20 (a)(i))	—	(8,783,613)
Recognition of deferred revenues	(107,635)	(549,671)
Amortization of deferred lease inducements	(59,356)	(59,355)
Net finance expense	208,484	2,255,161
Realized foreign exchange gain (loss)	20,158	(345,781)
Net gain on sale of assets, excluding transaction costs and severances (note 4)	—	(25,544,261)
Charge on settlement of liability	—	90,385
Income taxes expense (recovery) (note 17)	170,011	(1,640,200)
Tax credits recoverable (note 17)	—	1,932,831
	(16,158,967)	(15,102,514)
Changes in operating assets and liabilities (note 19)	8,004,507	7,515,995
	(8,154,460)	(7,586,519)
Cash flows (used in) from investing activities:
Maturity of previously restricted short-term investments	2,374,000	519,000
Acquisition of short-term investments	—	(184,000)
Proceeds on sale of assets (note 4)	—	43,075,587
Proceeds on sale of investment	—	104,110
Interest received	222,700	227,465
Acquisition of property, plant and equipment	(6,738,554)	(1,267,364)
Acquisition of intangible assets	(2,352,205)	(3,783,669)
Cash reduction related to loss of control of Acasti (note 20 (a)(i))	—	(2,666,122)
	(6,494,059)	36,025,007
Cash flows from (used in) financing activities:
Variation of the bank line of credit (note 19 (c))	130,000	490,000
Repayment of loans and borrowings (note 19 (c))	(1,357,454)	(19,389,098)
Interest paid	(281,510)	(873,305)
Penalty on debt reimbursement	—	(263,483)
Settlement of derivative swap agreements	—	(58,999)
Issuance of shares costs (note 13 (b))	—	(9,930)
Proceeds from exercise of options (note 13 (d))	1,697,933	256,616
Proceeds from Acasti warrants	—	384,250
Payment of Acasti public offering and debt issuance transaction costs	—	(421,070)
	188,969	(19,885,019)
Foreign exchange loss on cash and cash equivalents held in foreign currencies	(8,206)	(68,725)
Net (decrease) increase in cash and cash equivalents	(14,467,756)	8,484,744
Cash and cash equivalents as at April 1, 2018 and 2017	24,287,107	15,802,363
Cash and cash equivalents as at March 31, 2019 and 2018	$9,819,351	$24,287,107

Cash and cash equivalents is comprised of:
Cash	$3,676,704	$5,784,810
Cash equivalents	6,142,647	18,502,297

See accompanying notes to consolidated financial statements.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements

For the years ended March 31, 2019 and 2018

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune"), previously known as Neptune Technologies and Bioressources Inc. before September 21, 2018, is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga") and 9354-7537 Québec Inc. The comparative period includes operating results of Acasti Pharma Inc. ("Acasti") until the loss of control of the subsidiary on December 27, 2017. As at March 31, 2019, the investment in Acasti is presented in "Other assets" in the consolidated statement of financial position (refer to note 20 (a)(i)). On August 7, 2017, Neptune exited bulk krill oil manufacturing and distribution activities (refer to note 4).

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune’s wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors on June 12, 2019.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 3 (l)(ii)); and
•	Financial asset which is measured at fair value (note 20 (a)(i)).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.
(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’s functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities and provisions, which requires judgment in evaluating whether there is a probable outflow of  economic benefits that will be required to settle matters subject to litigation (notes 11 and 22);

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense (note 16); and
•	Assessing the criteria for recognition of tax assets (note 17).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets (note 3 (f)(ii));
•	Estimating the litigation provision as it depends upon the outcome of proceedings (note 11); and
•	Estimating the intangible asset and liability for a licensing and capsule agreement (note 12 (b)).
3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Corporation’s subsidiaries.

(a)	Basis of consolidation:
(i)	Business combinations and related goodwill:

Business combinations are accounted for using the acquisition method as at the acquisition date, when control is transferred. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Corporation on the date control of the acquired company is obtained. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Corporation measures goodwill as the fair value for the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statement of earnings and comprehensive income or loss as a gain from a bargain purchase.

Restructuring, transaction costs other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred.

Subsequent recognition of goodwill:

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment at least annually and upon occurrence of an indication of impairment. The impairment testing process is described in the appropriate section of these accounting policies.

Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

(ii)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

(iii)	Subsidiary warrants, options and other equity:

Subsidiary warrants, options and other equity are comprised of equity-classified warrants, rights and options issued by the subsidiary, as well as options and rights issued by the Corporation over the subsidiary’s equity instruments. Because they do not represent outstanding participating non-controlling interests, they are recorded at cost and remain presented as a sub-component of non-controlling interest until such time they are exercised or expire.

(iv)	Acquisitions and dispositions of non-controlling interests while retaining control:

Acquisitions and dispositions of non-controlling interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders; therefore, no goodwill is recognized as a result of acquisitions and no gain or loss is recognized in connection with dispositions.

Upon acquisition or disposition of non-controlling interests while retaining control, the Corporation adjusts non-controlling interests to reflect the relative change in its interest in the subsidiary’s equity, before giving effect of the elimination of the intra-group balances. Any difference between the amount by which non-controlling interest is adjusted and the fair value of consideration paid or received is recognized directly in equity attributable to shareholders of the Corporation. The fair value of consideration paid includes the cost of any subsidiary warrants, options and other equity exercised as part of the operation.

Subsidiary warrants, options and other equity that expire unexercised are transferred to equity attributable to shareholders of the Corporation.

(v)	Attribution of profit or loss:

Profit or loss of the subsidiaries is attributed to the Corporation’s shareholders and to non-controlling interests based on their respective share of participating equity instruments in each subsidiary outstanding during the period. This allocation is made giving effect to subsidiary profit and loss and before the elimination of intra-group balances.

(b)	Financial instruments:

All financial instruments, including derivatives, are recognized in the consolidated statement of financial position initially at fair value when the Corporation becomes a party to the contractual obligations of the instrument. Transaction costs that are directly attributable to the acquisition or issuance of financial instruments that are not subsequently recognized at fair value are added or deducted from the financial asset or liability and are amortized using the effective interest rate method over the expected life of the related asset/liability.

(i)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(ii)	Financial assets:

On initial recognition, the Corporation classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial asset measured at amortized cost:

A financial asset is subsequently measured at amortized cost using the effective interest method and net of any impairment loss if it meets both of the following conditions and is not designated as at fair value through profit or loss:

▪	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
▪	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The financial assets of the Corporation that are measured at amortized cost consist of cash and cash equivalents, short-term investments, and trade and other receivables. Interest income, foreign exchange gains and losses and impairment are recognized in the consolidated statement of earnings and comprehensive income (loss).

Financial assets measured at fair value:

Certain financial assets including debt investments and equity investments that are not held for trading are accounted for as fair value through other comprehensive income or loss. Subsequent changes in fair value of these financial assets are recorded in other

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

comprehensive income or loss, except for foreign exchange gains or losses and expected credit loss and reversal that are recognized in profit or loss. Amounts recognized in other comprehensive income for equity investments are not reclassified to profit or loss under any circumstances. Dividends on such instruments are recognized in profit or loss unless dividends clearly represents a recovery of a repayment of part of the cost of the investment. The Corporation has an equity instrument measured at fair value through other comprehensive income or loss (refer to note 20 (a)(i)). All financial assets not classified as measured at amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. In addition, on initial recognition, the Corporation may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income or loss as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in the consolidated statement of earnings and comprehensive income (loss). The Corporation currently has no such financial instruments.

Derecognition of financial assets:

Financial assets are derecognized when the Corporation’s contractual rights to the cash flows from the respective assets have expired or the Corporation has transferred its rights to the cash flows from the respective assets and either (i) the Corporation has transferred substantially all of the risks and rewards of the assets or (ii) the Corporation has neither exposure to the risks inherent in those assets nor entitlement to rewards from them. Any gain or loss on derecognition is recognized in the consolidated statement of earnings and comprehensive income (loss).

(iii)	Financial liabilities and equity instruments:

Debt and equity instruments issued by the Corporation are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

On initial recognition, the Corporation classifies its financial liabilities as subsequently measured at either amortized cost or fair value.

Financial liabilities measured at amortized cost:

A financial liability is subsequently measured at amortized cost, using the effective interest method. The Corporation currently classifies loans and borrowings, trade and other payables and long-term payables as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value:

Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net income. The Corporation currently has no significant financial liabilities measured at fair value.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Corporation are recognized at the proceeds received, net of direct issue costs and applicable income taxes.

Derecognition of financial liabilities:

Financial liabilities are derecognized when the obligations under the liabilities are discharged, cancelled, expired or are replaced by a new liability with substantially modified terms. Any gain or loss on derecognition is recognized in the consolidated statement of earnings and comprehensive income (loss).

Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts/payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (when appropriate) a shorter period, to the net carrying amount on initial recognition.

(iv)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

(v)	Other equity instruments:

Warrants, options and rights over the Corporation’s equity issued outside of share-based payment transactions that do not meet the definition of a liability instrument are recognized in equity.

(vi)	Compound financial instruments:

Compound financial instruments are instruments that can be converted to share capital at the option of the holder, and the number of shares to be issued is fixed.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

(vii)	Derivative financial instruments and hedge accounting:

Derivative financial instruments:

The Corporation has issued liability-classified derivatives over its own equity. Embedded derivative is separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives and separable embedded derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives and separable embedded derivatives are measured at fair value, and all changes in their fair value are recognized immediately in profit or loss.

Hedge accounting:

Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge”, when the hedged risk is a variability in the future cash flows of the hedged item, or a “fair value hedge”, when the hedged risk is a variability in the fair value of the hedged item. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in net income (loss).

Cash flow hedges:

For derivative financial instruments designated as cash flow hedges, the effective portion of changes in their fair value is recognized in other comprehensive income in the consolidated statement of comprehensive income and presented in the cash flow hedges reserve in equity. Any ineffectiveness is recognized in net income (loss) immediately as it arises in the same consolidated statement of earnings and comprehensive loss account as the hedged item when realized.

Should a cash flow hedging relationship become ineffective or the hedging relationship be terminated, previously unrealized gains and losses remain within the cash flows hedges reserve until the hedged item is settled and any future changes in value of the derivative are recognized in net income (loss) prospectively.

When the hedged item is realized, amounts recognized in the cash flow hedge reserve are reclassified to the same consolidated statement of earnings and comprehensive loss account or reclassified to the related non-financial asset in which the hedged item is recorded. If the hedged item ceases to exist before the hedging instrument expires, the unrealized gains or losses within the cash flow hedge reserve are immediately reclassified to net income (loss).

Use of derivative financial instruments:

Derivative financial instruments are utilized, from time to time, by the Corporation in the management of its foreign currency exposures and interest-rate market risks. These derivative financial instruments are used as a method for meeting the risk reduction objectives of the Corporation by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted foreign currency cash flows and interest payments.

When it utilizes derivatives in hedge accounting relationships, the Corporation formally documents and designates all of its eligible hedging relationships. This process involves associating all derivatives to specific assets and liabilities on the consolidated statement

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

of financial position or with forecasted or probable transactions. The Corporation also formally assesses the effectiveness of hedging relationships at inception and on an on-going basis.

(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials, supplies and spare parts is based on the weighted-average cost method. The cost of finished goods and work in progress includes expenditures incurred in acquiring the inventories, production or conversion costs, sub-contractors costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(d)	Property, plant and equipment:
(i)	Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in net profit or loss.

(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	20 to 40 years
Laboratory, R&D and plant equipment	Straight-line	10 to 20 years
Furniture and office equipment	Declining balance	20% to 30%
Computer equipment	Straight-line	2 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted prospectively, if appropriate.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

(e)	Intangible assets:
(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

(ii)	Other intangible assets:

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Internally generated intangible assets, excluding capitalized development and patent costs, are not capitalized and the expenditure is reflected in the consolidated statement of earnings and comprehensive income (loss) in the year in which the expenditure is incurred. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The residual value, amortization period and amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end and adjusted prospectively, if applicable. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates which are accounted for prospectively.

Intangible assets with finite useful lives are amortized as follows:

Asset	Method	Period/Rate

Non compete agreements	Straight-line	3 years
Customer relationships	Straight-line	10 years
License agreements	Straight-line	31 months to 12 years
Computer software	Straight-line	5 years

Amortization is calculated over the cost of the asset less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are described above.

(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditure on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(f)	Impairment:
(i)	Financial assets:

Loss allowances for “expected credit losses” (“ECLs”) are measured on either of the following bases:

▪	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
▪	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade accounts receivable at an amount equal to lifetime ECLs.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

The Corporation measures loss allowances for other receivables by determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs. The Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment, including forward-looking information.

The Corporation considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Corporation in full, without recourse by the Corporation to actions such as recovering inventory or the Corporation’s credit insurance.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Corporation is exposed to credit risk.

Measurement of ECLs:

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). The Corporation establishes an impairment loss allowance on a collective and individual assessment basis, by considering past events, current conditions and forecasts of future economic conditions. Collective assessment is carried out by grouping together trade accounts receivable with similar characteristics. ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets:

At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Examples of events that could occur are:

▪	significant financial difficulty of the borrower;
▪	a breach of contract, such as a default or past due event;
▪	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
▪	the disappearance of an active market for that financial asset because of financial difficulties.

It may not be possible to identify a single discrete event; instead, the combined effect of several events may have caused financial assets to become credit-impaired.

Presentation of impairment:

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment losses related to trade and other receivables are presented in selling, general and administrative expenses of the consolidated statement of earnings and comprehensive income (loss).

Write-off:

The gross carrying amount of a financial assets is written off when the Corporation has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, and other than inventories, tax credits receivable and recoverable and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit'', or ''CGU'').

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill:

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. The Corporation defines its CGUs based on the way it internally monitors and derives economic benefits from the acquired goodwill. Impairment losses for a CGU is first allocated to reduce goodwill. An impairment loss in respect of goodwill is not reversed in future periods.

(g)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are usually determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(h)	Revenue:
(i)	Sale of goods:

The Corporation’s normal business operations consist of offering nutraceutical turnkey solutions and starting in March 2019, producing cannabis extracts and oils. All revenue relating to normal business operations is recognized at a point in time when control of the assets is transferred to the customer. The Corporation transfers control generally on shipment of the goods. Revenue is measured based on the consideration the Corporation expects to be entitled to receive in exchange of assets as specified in contracts with customers. Revenue is presented net of returns.

(ii)	Royalty revenues:

Royalties are earned under the terms of the applicable agreement and are recognized when it is probable that the economic benefits associated with the transaction will be received and the amount can be measured reliably.

(i)	Government grants:

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

(j)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Contingent lease payments are accounted for in the period in which they are incurred.

(k)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

(l)	Employee benefits:
(i)	Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus, over the period that the employees unconditionally become entitled to the awards. The grant date fair value takes into consideration market performance conditions when applicable. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the share-based payment transactions is measured based on valuation models. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on contractual life, tranche vesting term and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

(iii)	Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting year, then they are discounted to their present value.

(m)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense and accretion on borrowings, unwinding of the discount on provisions and long-term payables, financing costs, penalty on debt reimbursement, and bank charges. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

(n)	Income tax:

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earnings per share:

The Corporation presents basic and diluted earnings per share ("EPS'') data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise warrants, share options and deferred share units granted to employees and directors.

(p)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

(q)	New standards and interpretations adopted during the year:

(i)   Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. This standard replaces IAS 39, Financial Instruments: Recognition and Measurement.

The adoption of IFRS 9 has not had a significant effect on the Corporation’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

(i)	Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. If both of these conditions are not met, a financial asset is measured at fair value through profit or loss unless the Corporation initially designates it at fair value through other comprehensive income or loss when some conditions are respected.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

Some assessments have been made on the basis of the facts and circumstances that existed at the date of initial application.

(ii)	Impairment of financial assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” model. The new impairment model applies to financial assets measured at amortized costs, contracts assets and debt investments at fair value through other comprehensive income or loss, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39. The Corporation establishes an impairment loss allowance using an expected credit loss model, by considering past events, current conditions and forecasts of future economic conditions. There was no impact on the consolidated financial statements resulting from the adoption of an expected credit loss model.

The following table and the accompanying notes explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Corporation’s financial assets as at April 1st, 2018:

	Note	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
				$	$

Financial Assets
Cash and cash equivalents		Loans and receivables	Amortized cost	24,287,107	24,287,107
Short-term investments		Loans and receivables	Amortized cost	2,410,000	2,410,000
Trade and other receivables	(1)	Loans and receivables	Amortized cost	5,590,847	5,590,847
Interest rate swap agreement	(2)	Fair value - hedging instrument	Fair value - hedging instrument	19,090	19,090
Investment in Acasti	(3)	Available-for-sale	Fair value through other comprehensive income (loss)	6,585,740	6,585,740

(1)

IFRS 9 requires the Corporation to record expected credit losses on all its trade receivables and other financial assets, either on a 12-month or lifetime basis. The Corporation considered reasonable and supportable information that were relevant and available without undue costs or effort, which includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and insurance. The Corporation determined that there was no impact on its consolidated financial statements.

(2)

IFRS 9 requires the Corporation to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The hedging relationship designated under IAS 39 met the criteria for hedge accounting under IFRS 9 and is therefore regarded as continuing hedging relationship. The adoption of IFRS 9 had no impact on the Corporation’s hedge accounting.

(3)

On transition, the Corporation may irrevocably designate a financial asset at fair value through other comprehensive income or loss. The Corporation chose to designate the investment in Acasti as an investment in an equity instrument measured at fair value through other comprehensive income or loss. Therefore, there is no impact to opening retained earnings for the change in fair value recorded last year because the change in fair value was already recorded in other comprehensive income. The change in fair value continues to be recognized in other comprehensive income or loss and will never be reclassified to net income or loss.

(ii)    Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 replaces IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when, revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the Standard to licenses of intellectual property.

The Corporation’s normal business operations consist of offering nutraceutical turnkey solutions and producing cannabis extracts and oils starting in March 2019. All revenue relating to normal business operations is recognized at a point in time when control of

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

the assets is transferred to the customer. The Corporation transfers control generally on shipment of the goods or in some cases, upon reception by the customer. Revenue is measured based on the consideration the Corporation expects to be entitled to receive in exchange of assets as specified in contracts with customers. Revenue is presented net of returns.

Having completed the five-step analysis, the Corporation identified contracts with customers and performance obligation therein, determined transaction price and confirmed the appropriateness of its revenue recognition policy being at a point in time when control of the assets is transferred to the customer, generally on delivery of the goods, consistent with the practice under IAS 18. The adoption of IFRS 15 did not affect the Corporation’s cash flows from operating, investing or financing activities. Furthermore, the impact on the timing of revenue recognition was not significant as the treatment is consistent under IFRS 15 and IAS 18.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under IAS 18. The disclosures are included in note 24. The Corporation adopted IFRS 15 using the cumulative effect transition method, with the effect of adopting this standard recognized on April 1st, 2018, the date of the initial application. Accordingly, the information presented for fiscal year ended March 31, 2018 has not been restated. It remains as previously reported under IAS 18.

(iii)	Amendments to IFRS 2, Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Adoption of the amendments to IFRS 2 did not have significant impact on the Corporation’s consolidated financial statements.

(r)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the years ended March 31, 2019 and 2018, and have not been applied in preparing these consolidated financial statements.

(i)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The Corporation is currently finalizing its assessment of the impact of the adoption of this standard on its consolidated financial statements. The most significant impact identified is that this standard will affect primarily the accounting for the Corporation’s operating leases, as the nature of expenses related to some of the Corporation’s leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

The Corporation has decided to apply the modified retrospective approach on transition. The comparative information will not be restated. The approach allows for two transition options to measure the right-of-use asset at transition; option 1 calculates the right-of-use asset as if the standard was applied at the initial date of the lease discounted at the transition rate or option 2 where the right-of-use asset is equal to the lease liability on the date of transition. The Corporation intends to adopt the second option.

Based on preliminary assessments, the Corporation will recognize additional lease liability and right-of-use assets of less than $1,500,000 as at April 1, 2019. The Corporation did not include any lease of low-value item neither leases whose term will end within twelve months of the adoption date. Deferred lease inducements are expected to be reduced by $207,745 since they will be applied as a reduction of the right-of-use asset. The final amounts may vary once the analysis is completed during the first quarter of 2020.

(ii)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23 – Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation intends to adopt the Interpretation in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the Interpretation will not have a material impact on consolidated financial statements.

4.	Exit of krill oil manufacturing and distribution activities:

On August 7, 2017, Neptune and Aker BioMarine Antarctic AS (“Aker”) concluded an agreement whereby Aker acquired Neptune’s intellectual property, list of customers and krill oil inventory for a cash consideration of $43,075,587 (US$34 million) paid at closing, for a net gain of $23,702,312. Under this agreement, Neptune exited bulk krill oil manufacturing and distribution activities and Aker becomes exclusive krill oil supplier to Neptune’s turnkey nutrition solutions business. An amount of $11,175,466 of such proceeds was used for debt reimbursement and to pay the penalty on early repayment of $263,483 concurrent with the sale transaction and an additional $2,391,673 of debt was repaid on October 6, 2017.

The assets sold were included in the Nutraceutical segment. The disposal of the krill oil manufacturing and distribution activities allows the Corporation to accelerate its efforts to position the Corporation in attractive growth opportunities and product lines such as the medical and wellness cannabis oil extraction project, in line with its growth strategy. During the year ended March 31, 2018, the krill oil manufacturing and distribution sales were $3.2 million and the gross margin, excluding the impairment loss on inventories of $2.4 million, was $1.2 million.

The Sherbrooke facility was not part of the transaction and it is now used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry. A large number of our employees saw their employment end as part of this transaction. As the Sherbrooke facility was not part of the transaction, it did not qualify as discontinued operations for accounting purposes. Furthermore, management assessed the recoverable amount of the Sherbrooke facility and no revaluation of the useful life and no impairment of the plant and related equipment were recorded for the year ended March 31, 2018.

5.	Trade and other receivables:

	March 31,	March 31,
	2019	2018

Trade receivables	$4,889,612	$4,926,632
Sales taxes receivable	697,561	215,184
Accrued and other receivables	136,487	426,488
Tax credits receivable	49,685	49,597
Grants receivables	33,043	22,543
	$5,806,388	$5,640,444

The Corporation’s exposure to credit and foreign exchange risks related to trade and other receivables is presented in note 20 (b).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

6.	Inventories:

	March 31,	March 31,
	2019	2018

Raw materials	$3,410,613	$3,358,264
Work in progress	281,027	474,057
Finished goods	635,914	675,031
Supplies and spare parts	710,607	753,977
	$5,038,161	$5,261,329

Cost of sales for the year ended March 31, 2019 was comprised of inventory costs of $15,418,032 (2018 - $17,612,876), other costs of $1,409,562 (2018 - $1,331,445) and impairment loss on inventories of nil (2018 - $2,376,969).

7.	Property, plant and equipment:

		Building	Laboratory,	Furniture
		and building	R&D and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Cost:
Balance at March 31, 2017	$228,630	$23,015,856	$29,018,397	$463,767	$370,586	$53,097,236
Additions	–	147,263	1,182,102	–	15,284	1,344,649
Loss of control of Acasti (note 20 (a)(i))	–	–	(3,299,059)	(18,407)	(13,759)	(3,331,225)
Balance at March 31, 2018	228,630	23,163,119	26,901,440	445,360	372,111	51,110,660

Additions	–	2,290,779	5,206,225	783	100,560	7,598,347
Disposals	–	–	(40,000)	–	–	(40,000)
Balance at March 31, 2019	$228,630	$25,453,898	$32,067,665	$446,143	$472,671	$58,669,007

Accumulated depreciation:
Balance at March 31, 2017	–	2,620,941	4,093,315	270,714	247,899	7,232,869
Loss of control of Acasti (note 20 (a)(i))	–	–	(529,344)	(13,070)	(7,017)	(549,431)
Depreciation for the year	–	830,850	1,712,516	37,820	36,460	2,617,646
Balance at March 31, 2018	–	3,451,791	5,276,487	295,464	277,342	9,301,084

Disposals	–	–	(7,667)	–	–	(7,667)
Depreciation for the year	–	771,634	1,509,432	30,840	39,711	2,351,617
Balance at March 31, 2019	$–	$4,223,425	$6,778,252	$326,304	$317,053	$11,645,034

Net carrying amounts:
March 31, 2018	$228,630	$19,711,328	$21,624,953	$149,896	$94,769	$41,809,576
March 31, 2019	228,630	21,230,473	25,289,413	119,839	155,618	47,023,973

From the balance of property, plant and equipment, an amount of $5,181,494 (2018 - $1,152,814) represents assets which are not yet in service as at March 31, 2019.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

Depreciation expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive income (loss):

	Years ended
	March 31,	March 31,
	2019	2018

Cost of sales	$—	$1,067,629
Research and development expenses	2,115,631	1,321,145
Selling, general and administrative expenses	235,986	228,872
	$2,351,617	$2,617,646

8.	Intangible assets and goodwill:

	Non-compete	Customer		License		Computer
	agreements	relationships	Patents	agreements	Trademarks	software	Total

Cost:
Balance at March 31, 2017	$400,000	$4,100,000	$1,546,593	$7,734,938	$163,226	$—	$13,944,757
Additions	—	—	—	772	3,844	71,271	75,887
Sale to Aker (note 4)	—	—	(1,185,773)	(5,553,524)	(167,070)	—	(6,906,367)
Balance at March 31, 2018	400,000	4,100,000	360,820	2,182,186	—	71,271	7,114,277
Additions	—	—	—	2,745,840	—	301,829	3,047,669
Balance at March 31, 2019	$400,000	$4,100,000	$360,820	$4,928,026	$—	$373,100	$10,161,946

Accumulated amortization:
Balance at March 31, 2017	$165,000	$511,500	$922,574	$397,990	$—	$—	$1,997,064
Sale to Aker (note 4)	—	—	(576,458)	(538,199)	—	—	(1,114,657)
Amortization for the year	132,111	409,267	14,704	368,154	—	—	924,236
Balance at March 31, 2018	297,111	920,767	360,820	227,945	—	—	1,806,643
Amortization for the year	102,889	410,004	—	181,716		10,096	704,705
Balance at March 31, 2019	$400,000	$1,330,771	$360,820	$409,661	$—	$10,096	$2,511,348

Net carrying amounts:
March 31, 2018	$102,889	$3,179,233	$—	$1,954,241	$—	$71,271	$5,307,634
March 31, 2019	—	2,769,229	—	4,518,365	—	363,004	7,650,598

During the year ended March 31, 2019, an intangible asset of $2,719,840 has been recorded by the Corporation regarding a multi-year IP licensing and capsule agreement (refer to note 12).

Amortization expense has been recorded in the following accounts in the consolidated statements of earnings and comprehensive income (loss):

	Years ended
	March 31,	March 31,
	2019	2018

Research and development expenses	$10,096	$—
Selling, general and administrative expenses	694,609	924,236
	$704,705	$924,236

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

An impairment test of goodwill is performed on an annual basis, or more frequently if an impairment indicator is triggered. Impairment is determined by assessing the recoverable amount of the group of CGUs to which goodwill is allocated and comparing it to the CGUs’ carrying amount. For the purpose of impairment testing, goodwill is allocated to the Biodroga operations CGU of the nutraceutical segment which represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes.

The Corporation performed its annual impairment testing of goodwill as at March 31, 2019. The recoverable amount of Biodroga operations CGU was determined using the value-in-use basis, and was determined to be higher than the carrying value, as such goodwill was not impaired.

The value-in-use of the CGU was estimated using discounted cash flow forecasts with a discount rate of 15.70%. The discount rate represents the weighted average cost of capital ("WACC") for comparable companies operating in similar industries as the CGU, based on publicly available information.

Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a risk premium based on an assessment of risks related to the projected cash flows of the CGU.

Cash flows were projected based on past experience, actual operating results and the three-year business plan including a terminal growth rate of 2.0%.

An increase of 2.5% in the weighted average cost of capital would result in the carrying value of the CGU to equal its recoverable amount. The assumptions used by the Corporation in the cash flow forecast discounting model are classified as Level 3 in the fair value hierarchy, signifying that they are not based on observable market data. The model is particularly sensitive to the future expected cash flows in the upcoming periods, should these not be realized, an impairment loss may be needed in future periods.

9.	Trade and other payables:

	March 31,	March 31,
	2019	2018

Trade payables	$3,002,341	$1,867,572
Accrued liabilities and other payables	3,319,546	2,773,043
Employee salaries and benefits payable	1,434,567	1,549,229
Short-term portions of long-term payables	762,785	558,045
	$8,519,239	$6,747,889

The Corporation’s exposure to foreign exchange and liquidity risks related to trade and other payables is presented in note 20 (b).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

10.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	March 31,	March 31,
	2019	2018

Loans and borrowings:

Loan, bearing interest at prime rate plus 1.70% (plus 2.00% before December 21, 2018), secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, tangible and intangible and reimbursable in monthly principal payments of $89,286 with a final payment of $2,242,844 in December 2019. The Corporation is subject to certain financial covenants under this secured loan. As at March 31, 2019, Neptune was in compliance with these financial covenants. The short-term investment of $2,350,000 reserved as pledge for the loan has been completely released on October 25, 2018 under the terms of the agreement. Amounts presented are net of transaction costs of $110,631 (2018 - $137,787).

	$2,846,501	$3,891,077

Authorized bank line of credit of $2,500,000 bearing interest at prime rate plus 0.50%, expiring on August 31, 2019.	620,000	490,000

Balance of purchase price bearing interest at 5% and finance lease liabilities reimbursed during the year.	—	280,279

	3,466,501	4,661,356
Less current portion of loans and borrowings	3,466,501	4,661,356
Loans and borrowings	$—	$—

During the year ended March 31, 2019, interest expense of $284,032 (2018 - $986,986) was recognized on loans and borrowings.

The Corporation’s exposure to liquidity risks related to loans and borrowings is presented in note 20 (b).

11.   Provisions

(a)

The Corporation has received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a company controlled by the Corporation’s former chief executive officer (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial cost and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2,130,074 has been recorded in the consolidated statement of financial position to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings, and also estimated legal fees for the appeal. This provision excludes royalty payments due on future sales which will only be provisioned and expensed in the period the sale occurs. The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. A litigation expense

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

of $1,927,455 has been recorded in the consolidated statement of earnings and comprehensive income (loss). Management does not believe it is possible to make assumptions on the evolution of the cases beyond the statement of financial position date.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation has until July 26, 2019 to file its appeal factum.

(b)

In addition to the above, the Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. The common shares of Acasti transferable to the Former CEO of $2,835,000 are presented as current other assets in the statement of financial position (note 20 (a)(i)). In addition, Neptune agreed to reimburse nominal legal fees.

A provision of $5,834,502 has been recorded in the consolidated statement of financial position relating to this settlement. A litigation expense of $ 6,002,928 has been recorded in the consolidated statement of earnings and comprehensive income or loss of which $5,952,000 is a non-cash expense. Neptune received full and final release on all procedures in connection with this case and the 2,100,000 shares in Acasti and 600,000 common shares of the Corporation were delivered subsequent to year-end.

12.  Long-term payables:

(a)

On September 30, 2016, Neptune through its subsidiary Biodroga entered into an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. The agreement provides Neptune with the right to manufacture, distribute and sell MaxSimil in the nutraceutical field.

As at September 30, 2016, Neptune has recorded an intangible asset of US$850,000 ($935,804 at the discounted fair value) and a long-term payable of the same amount. In connection with this agreement, Neptune must also pay royalties based on sales, using this specialty ingredient. Minimum annual volumes must be reached for the duration of the agreement of 11 years (refer to note 22 (a)(i)). A royalty fee of $341,825 has been recorded for the year ended March 31, 2019 (2018 - $372,592).

As at March 31, 2019, the short-term and long-term payable to Ingenutra Inc. are respectively $542,285 and $111,686 (2018 - $558,045 and $249,714). The short-term portion is included in Trade and other payables in the consolidated statement of financial position.

(b)	On December 21, 2018, Neptune entered into a multi-year IP licencing and capsule agreement with Lonza, a global leader in the life sciences industry.

On that date, Neptune has recorded an intangible asset of $2,718,208 with a corresponding amount in liabilities. The amount of liabilities consisted of an upfront payment of $1,768,260 (US$1,300,000), which was paid in February 2019, and payments in the next twelve months based on minimum volume commitments of $147,000 and future royalty payments based on minimum volume commitments, irrespective of the volume achieved, with a present value of $802,948. In addition, all royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold. The intangible asset will be amortized over a 31 months period and the expense will be presented in the cost of goods sold. This 5 year agreement also includes a supply agreement for empty capsules.

As at March 31, 2019, the short-term and long-term payable to Lonza are respectively $220,500 and $743,651. The short-term portion is included in Trade and other payables in the consolidated statement of financial position.

13.	Capital and other components of equity:
(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➣	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➣

Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

(b)	Liability settled in shares:

On May 9, 2017, Neptune issued 630,681 common shares of the Corporation at a price of $1.35 per common share as final payment of a liability of $858,000 (US$ 625,000). Total issue costs related to this transaction amounted to $9,930 and were record against share capital.

(c)	DSUs released:

During the year ended March 31, 2019, Neptune released 135,557 DSUs through the issuance of 135,557 common shares of the Corporation. The DSUs were granted to former Board members as compensation for their services rendered during their tenure as directors. The grant date fair value of the DSUs was established using the fair value of the underlying shares of $1.51 per common share and recorded in contributed surplus, and subsequently transferred to share capital upon the issuance of the common shares during 2019.

During the year ended March 31, 2018, Neptune released 55,944 DSUs through the issuance of 55,944 common shares of the Corporation. The DSUs were granted to former Board members as compensation for their services rendered during their tenure as directors. The grant date fair value of the DSUs was established using the fair value of the underlying shares of $1.43 per common share and recorded in contributed surplus, and subsequently transferred to share capital upon the issuance of the common shares during 2018.

(d)	Share options exercised:

During the year ended March 31, 2019, Neptune issued 1,047,523 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.62 per common share for a total cash consideration of $1,697,933.

During the year ended March 31, 2018, Neptune issued 149,000 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.72 per common share for a total cash consideration of $256,616.

(e)	Warrants:

The warrants of the Corporation are composed of the following as at March 31, 2019 and 2018:

		March 31,		March 31,
		2019		2018
	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants (i)	750,000	$648,820	750,000	$648,820

(i)	Exercise price of $3.37 per share and expiring on December 12, 2019. In April 2019, subsequent to year-end, these warrants were exercised for cash proceeds of $2,527,500.
14.	Personnel expenses:

	Years ended
	March 31,	March 31,
	2019	2018

Salaries and other short-term employee benefits	$7,665,614	$10,416,896
Severance	—	813,365
Share-based compensation	3,712,415	2,283,756
	$11,378,029	$13,514,017

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

15.	Finance income and finance costs:

(a) Finance income:

	Years ended
	March 31,	March 31,
	2019	2018

Interest income	$234,700	$227,465
Foreign exchange gain	11,952	—
Finance income	$246,652	$227,465

(b) Finance costs:

	Years ended
	March 31,	March 31,
	2019	2018

Interest charges and other finance costs	$(455,136)	$(1,061,588)
Interest expense on unsecured convertible debentures	—	(275,140)
Penalty on reimbursment, loss on financing and discounted fees on debt reimbursment	—	(920,429)
Foreign exchange loss	—	(189,122)
Finance costs	$(455,136)	$(2,446,279)

16.	Share-based payments:

At March 31, 2019, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least the Market Price (as defined after) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the VWAP (volume weighted average trading price of the Common Shares) obtained for such Common Shares on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject to, among others, the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis; the Corporation can issue a number of Common Shares not exceeding 15% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan; the total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 5% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

The number and weighted average exercise prices of stock options are as follows:

		2019		2018
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2018 and 2017	$1.92	10,091,546	$1.92	3,765,000
Granted	4.59	333,062	1.90	7,501,980
Exercised (note 13 (d))	1.65	(747,523)	1.72	(149,000)
Forfeited	4.65	(26,000)	1.54	(816,434)
Expired	—	—	2.93	(210,000)
Options outstanding at March 31, 2019 and 2018	$2.02	9,651,085	$1.92	10,091,546

Options exercisable at March 31, 2019 and 2018	$1.99	3,390,310	$1.97	2,322,668

				2019

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.24 - $1.91	2.86	1,498,450	891,024	$1.66
$1.92 - $2.05	3.69	6,470,573	1,149,286	1.98
$2.06 - $2.15	3.70	75,000	25,000	2.13
$2.16 - $2.98	2.64	1,300,000	1,300,000	2.16
$2.99 - $5.44	4.41	307,062	25,000	4.70
	3.44	9,651,085	3,390,310	$1.99

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the years ended March 31, 2019 and 2018 :

	2019	2018

Exercise price	$4.59	$1.90
Share price	$4.82	$1.81
Dividend	‒	‒
Risk-free interest	1.92%	1.50%
Estimated life (years)	3.39	3.93
Expected volatility	55.93%	48.60%

The weighted average fair value of the options granted to employees during the year ended March 31, 2019 is $2.05 (2018 - $0.68). No options were granted to non-employees during the years ended March 31, 2019 and 2018.

Stock-based compensation recognized under this plan amounted to $3,577,748 for the year ended March 31, 2019 (2018 - $1,334,817).

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. As at March 31, 2019, all performance options were vested.

The number and weighted average exercise prices of performance options are as follows:

	2019		2018
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2018 and 2017	$1.55	325,000	$1.55	475,000
Exercised (note 13 (d))	1.55	(300,000)	—	—
Forfeited	—	—	1.55	(150,000)
Options outstanding at March 31, 2019 and 2018	$1.55	25,000	$1.55	325,000

Options exercisable at March 31, 2019 and 2018	$1.55	25,000	$1.55	325,000

2019
	Options outstanding		Exercisable options
Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.55	1.55	25,000	25,000	$1.55

Stock-based compensation recognized under this plan amounted to $40,942 for the year ended March 31, 2019 (2018 - ($17,485)).

(b)	Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

	2019		2018
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2018 et 2017	$1.50	570,752	$1.60	425,354
Granted	3.79	19,788	1.27	201,342
Forfeited	3.79	(6,596)	—	—
Released through the issuance of common shares (note 13 (c))	1.51	(135,557)	1.43	(55,944)
DSUs outstanding at March 31, 2019 and 2018	$1.56	448,387	$1.50	570,752

DSUs exercisable at March 31, 2019 and 2018	$1.50	285,089	$1.48	374,670

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

Of the 448,387 DSUs outstanding as at March 31, 2019, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2019, 6,596 DSUs have vested upon achievement of performance conditions which were achieved during the year, 63,657 DSUs vest upon services to be rendered during a period of twelve months from date of grant and 218,134 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the year ended March 31, 2019 was $3.79 (2018 - $1.27).

Stock-based compensation recognized under this plan amounted to $93,725 for the year ended March 31, 2019 (2018 - $305,813).

17.	Income taxes:

Current income taxes expense (recovery):

	2019	2018

Current	$—	$—
Adjustment of prior year income taxes expense (recovery)	—	(1,932,831)
Current income taxes expense (recovery)	$—	$(1,932,831)

Deferred taxes expense:

	2019	2018

Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	$—	$(114,226)
Origination and reversal of temporary differences	(5,016,319)	(1,772,883)
Change in unrecognized deductible temporary differences	5,186,330	2,179,740
Deferred tax expense	$170,011	$292,631

Reconciliation of effective tax rate:

	2019	2018

Income (loss) before income taxes	$(23,021,688)	$7,699,183

Basic combined Canadian statutory income tax rate [1]	26.68%	26.78%
Income tax	$(6,142,186)	$2,061,841
Increase (decrease) resulting from:
Recognition of previously unrecognized deductible temporary differences and tax losses of prior periods	—	(114,226)
Change in unrecognized deductible temporary differences	5,186,330	2,179,736
Gain on loss of control of Acasti	—	(2,352,252)
Non taxable gain on sale of assets	—	(4,304,482)
Non-deductible stock-based compensation	990,472	611,590
Non-deductible change in fair value	—	9,733
Permanent differences and other	135,395	267,860
Total tax expense (recovery)	$170,011	$(1,640,200)
1	The Canadian combined statutory income tax rate has decreased due to a reduction in the provincial statutory income tax rate.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

Recognized deferred tax assets and liabilities:

The details of changes of deferred income taxes are as follows for the year ended March 31, 2019:

	Balance as at			Balance as at
	March 31,	Recognized in	Recognized in	March 31,
	2018	equity	net income	2019

Tax losses carried forward	$7,341,814	$—	$(1,415,804)	$5,926,010
Research and development expenses	245,177	—	(1,004)	244,173
Intangible assets	(1,196,882)	—	155,150	(1,041,732)
Property, plant and equipment	(4,463,815)	—	650,087	(3,813,728)
Tax credits receivable	(40,708)	—	153	(40,555)
Prepaid royalty income	(1,912,756)	—	441,407	(1,471,349)
	$(27,170)	$—	$(170,011)	$(197,181)

The details of changes of deferred income taxes are as follows for the year ended March 31, 2018:

	Balance as at			Balance as at
	March 31,	Recognized in	Recognized in	March 31,
	2017	equity	net income	2018

Tax losses carried forward	$1,376,971	$—	$5,964,843	$7,341,814
Research and development expenses	245,399	—	(222)	245,177
Intangible assets	(1,309,688)	—	112,806	(1,196,882)
Property, plant and equipment	(6,513)	—	(4,457,302)	(4,463,815)
Tax credits receivable	(40,708)	—	—	(40,708)
Prepaid royalty income	—	—	(1,912,756)	(1,912,756)
	$265,461	$—	$(292,631)	$(27,170)

As at March 31, 2019, the amounts and expiry dates of tax attributes and temporary differences, for which no tax assets have been recognized, which are available to reduce future years’ taxable income were as follows. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Corporation can utilise the benefits there from.

	Federal	Provincial
Tax losses carried forward
2035	$9,946,000	$5,433,000
2036	3,052,000	3,052,000
2037	9,050,000	10,498,000
2038	27,000	22,000
2039	7,631,000	7,631,000
	$29,706,000	$26,636,000

Research and development expenses, without time limitation	$11,509,000	$16,181,000

Other deductible temporary differences, without time limitation	$7,930,000	$7,930,000

As at March 31, 2019, the Corporation had unrealized capital losses of $21,733,388 ($21,984,985 in 2018) that can be carried forward indefinitely, for which no deferred tax assets have been recognized. These losses may only be applied against future capital gains and the Corporation does not expect to generate capital gains in the near future.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

Tax credits receivable and recoverable:

Tax credits receivable comprise research and development investment tax credits receivable from the provincial government amounting to $49,685 ($49,597 as at March 31, 2018) which relate to qualifiable research and development expenditures under the applicable tax laws.

Tax credits recoverable of $152,464 comprise research and development investment tax credits recoverable against income taxes otherwise payable to the federal government.

Unused federal Research and Development investment tax credits, for which no benefit has been recognized, may be used to reduce future federal income taxes payable and expire as follows:

2022	$76,000
2023	217,000
2024	75,000
2025	54,000
2026	91,000
2027	145,000
2028	64,000
2029	107,000
2030	206,000
2031	244,000
2032	129,000
2033	124,000
2034	106,000
2035	263,000
2036	210,000
2037	159,000
2038	63,000
2039	53,000
$2,386,000

The amounts recorded as tax credits receivable or recoverable are subject to a government tax audit and the final amount received may differ from those recorded.

18.	Income (loss) per share:

The following table provides a reconciliation between the number of basic and diluted shares outstanding:

	2019	2018

Weighted average number of common shares	79,539,984	78,599,208
Dilutive effect of deferred share units	—	373,039
Dilutive effect of stock options	—	387,049
Weighted average number of diluted shares	79,539,984	79,359,296

Number of anti-dilutive stock options, warrants and deferred share units excluded from diluted earnings per share calculation	10,874,472	8,798,979

Stock options, deferred share units and warrants could be dilutive in the future.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

19.	Supplemental cash flow disclosure:
(a)	Changes in operating assets and liabilities:

	March 31,	March 31,
	2019	2018

Trade and other receivables	$(165,944)	$10,656,318
Prepaid expenses	(720,733)	(981,444)
Inventories	223,168	(5,581,135)
Trade and other payables	680,689	3,312,306
Deferred revenues	22,751	109,950
Provisions	7,964,576	—
Changes in operating assets and liabilities	$8,004,507	$7,515,995
(b)	Non-cash transactions:

	March 31,	March 31,
	2019	2018

Acquired property, plant and equipment included in trade and other payables	$1,316,567	$456,774
Intangible assets included in trade and other payables	557,480	453,436
Intangible assets included in long-term payables	841,134	249,714
Liability settlement in shares	—	858,000
Acasti convertible debenture interest paid in shares of subsidiary	—	56,984

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities:

		Cash (used in) provided by financing activities		Non-cash changes
	Balance as at March 31, 2018	Proceeds	Repayments	Accretion of interest	Financing and discounted fees	Changes in fair value	Balance as at March 31, 2019
Loan	$3,891,077	$–	$(1,071,433)	$32,599	$(5,742)	$–	$2,846,501
Balance of purchase price	261,596	–	(261,596)	–	–	–	–
Bank line of credit	490,000	130,000	–	–	–	–	620,000
Finance lease liabilities	18,683	–	(18,683)	–	–	–	–
Total long-term debt	$4,661,356	$130,000	$(1,351,712)	$32,599	$(5,742)	$–	$3,466,501

Interest rate swap asset used for hedging	$(19,090)	$–	$–	$–	$–	$19,090	$–

20.	Financial instruments:
(a)	Financial instruments – carrying values and fair values:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti and derivative swap agreement until expiration.

(i)	Investment in Acasti:

On December 27, 2017, the Corporation determined that it had lost de facto control of its subsidiary Acasti and therefore ceased consolidating Acasti and derecognized the assets and liabilities of its former subsidiary and the non-controlling interest in Acasti, resulting in a gain of $8,783,613. The Corporation recognized its remaining investment in Acasti at the fair value as at that date. The Corporation has 5,064,694 common shares of Acasti. The fair value of the investment in Acasti was determined

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

to be $6,837,337 or $1.35 per share as at March 31, 2019 ($6,585,740 or $1.30 per share as at March 31, 2018). This investment was measured using Acasti’s stock market price, a level 1 input. The change in fair value of the investment amounted to a gain of $251,597 for the year ended March 31, 2019 (gain of $506,469 – 2018). These gains were recognized in other comprehensive income or loss.

A portion of this investment, which represents $2,835,000, has been reclassified in current assets to reflect the transfer of 2,100,000 Acasti shares to settle a litigation with the former CEO (refer to note 11).

(ii)	Derivative swap agreement:

The Corporation used an interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation had designated its interest rate swap as a cash flow hedge for which it used hedge accounting. The interest rate swap, presented in current asset, expired on December 27, 2018 (asset of $19,090 as at March 31, 2018).

The level 2 fair value determination of the interest rate swap was measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The Corporation’s and the counterparty’s credit risk were also taken into consideration in determining fair value. The interest rate swap was decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income (loss).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

(b)	Management of risks arising from financial instruments:

In the normal course of business, the Corporation is subject to various risks relating to credit, foreign exchange, interest rate and liquidity. The Corporation manages these risk exposures on an ongoing basis. The Corporation’s management is responsible for determining the acceptable level of risk and only uses derivative financial instruments to manage existing or anticipated risks, commitments or obligations based on its past experience. The following analysis provides a measurement of risks arising from financial instruments.

(i)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Corporation’s trade receivables. The Corporation may also have credit risk relating to cash and cash equivalents and short-term investments, which are managed by dealing only with highly-rated Canadian institutions. The carrying amount of these financial assets, as disclosed in the consolidated statements of financial position, represents the Corporation’s credit exposure at the reporting date. The Corporation’s trade receivables and credit exposure fluctuate throughout the year. The Corporation’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

Most sales' payment terms are set in accordance with industry practice. As at March 31, 2019, one customer accounted for 23.3% of total trade accounts included in trade and other receivables. As at March 31, 2018, two customers accounted for respectively 19.7% and 10.8% of total trade accounts included in trade and other receivables. As a consequence of the exit of krill oil manufacturing and distribution activities, most of the trade receivables as at March 31, 2019 and 2018 are related to the nutraceutical segment.

Most of the Corporation's customers are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Corporation’s customers vary significantly. Adverse changes in a customer’s financial position could cause the Corporation to limit or discontinue conducting business with that customer, require the Corporation to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on business, consolidated results of operations, financial condition and cash flows.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with coverage amount usually of 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers.

The Corporation’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Corporation has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Corporation. The Corporation reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Corporation has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully-utilized approved insurers credit limits. From time to time, the Corporation will temporarily transact with customers on a prepayment basis where circumstances warrant. The Corporation’s credit controls and processes cannot eliminate credit risk.

The aging of trade receivable balances and the allowance for doubtful accounts as at March 31, 2019 and 2018 were as follows:

	March 31,	March 31,
	2019	2018

Current	$3,872,893	$3,908,804
Past due 0-30 days	792,910	950,417
Past due 31-120 days	27,885	66,546
Past due over 121 days	812,770	606,829
Trade receivables	5,506,458	5,532,596

Less expected credit loss	(616,846)	(605,964)
	$4,889,612	$4,926,632

The Corporation recognizes an impairment loss allowance under IFRS 9 based on expected credit losses on trade accounts receivable. In its assessment, management estimates the expected credit losses based on actual credit loss experience and informed credit assessment, taking into consideration current conditions and forward-looking information.

The movement in expected credit loss in respect of trade receivables was as follows:

	March 31,	March 31,
	2019	2018

Balance, beginning of year	$605,964	$623,856
Bad debt expenses	5,952	—
Foreign exchange loss (gain)	4,930	(17,892)
Balance, end of year	$616,846	$605,964

As at March 31, 2019, the expected credit loss on other receivables is in the amount of $43,275 (2018 - $265,676), with the difference recorded mainly as bad debt reversal in the current year.

(ii)	Foreign exchange rate risk:

The Corporation is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Corporation's business transactions denominated in currencies other than the Canadian dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Corporation's operating results.

Approximately 67% (2018 - 63%) of the Corporation’s revenues are in US dollars and nil (2018 - 2%) are in Euros. A small portion of the expenses, except for the purchase of raw materials, which are predominantly in US dollars, is made in foreign currencies. There is a financial risk related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

The following table provides an indication of the Corporation’s significant foreign exchange currency exposures as stated in Canadian dollars at the following dates:

		March 31,	March 31,
		2019	2018
	EURO	US$	US$

Cash and cash equivalents	$9,736	$623,698	$1,120,711
Trade and other receivables	—	2,853,473	3,125,286
Trade and other payables	(263,231)	(1,303,107)	(1,338,182)
Long-term payables	—	(111,686)	(483,549)
	$(253,495)	$2,062,378	$2,424,266

The following exchange rates are those applicable for the years ended March 31, 2019 and 2018:

		March 31,		March 31,
		2019		2018
	Average	Reporting	Average	Reporting

US$ per CAD	1.3122	1.3349	1.2834	1.2900
EURO per CAD	1.5192	1.4975	1.5008	1.5898
GBP per CAD	—	—	1.7022	1.8079

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rate to reflect a 5% strengthening of the US dollar would have increased (decreased) the net profit as follows, assuming that all other variables remained constant:

		March 31,	March 31,
		2019	2018
	EURO	US$	US$

Increase (decrease) in net profit	$(12,675)	$103,118	$121,212

An assumed 5% weakening of the foreign currency would have had an equal but opposite effect on the basis that all other variables remained constant.

(iii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Corporation’s exposure to interest rate risk as at March 31, 2019 and 2018 is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Loans and borrowings	Fixed and variable interest rates

The risk that the Corporation will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

The capacity of the Corporation to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

The fixed rate borrowings expose the Corporation to a fair value risk but not cash flow interest rate risk.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

The Corporation used interest rate swap agreement until extinction to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting (refer to note 20 (a)(ii)).

Based on currently outstanding loans and borrowings at variable rates, an assumed 0.5% interest rate increase during the year ended March 31, 2019 would have increased consolidated net loss by $7,453 with an equal opposite effect for an assumed 0.5% decrease.

(iv)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 23. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Corporation's operating budgets, and review the most important material transactions outside the normal course of business.

The following are the contractual maturities of financial liabilities as at March 31, 2019 and 2018:

					March 31,
					2019
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables and long-term payables	$9,374	$9,374	$8,519	$855	$–
Loans and borrowings *	3,467	3,578	3,578	–	–
	$12,841	$12,952	$12,097	$855	$–

*	Includes interest payments to be made at the contractual rate.

					March 31,
					2018
Required payments per year	Carrying	Contractual	Less than	1 to	More than
(in thousands of dollars)	amount	cash flows	1 year	5 years	5 years

Trade and other payables and long-term payable	$6,998	$6,998	$6,748	$250	$–
Loans and borrowings *	4,661	4,818	4,818	–	–
	$11,659	$11,816	$11,566	$250	$–

*	Includes interest payments to be made at the contractual rate.
21.	Operating leases:

The Corporation rents its premises pursuant to operating leases expiring at different dates from September 2022 to November 2024.

During the year ended March 31, 2019, an amount of $295,892 was recognized as an expense in respect of operating leases. An amount of $247,554 has been recorded in selling, general and administrative expenses (2018 - $264,137), nil (2018 - $143,087) has been recorded in cost of sales and $48,338 has been recorded in research and development (2018 - 208,765). Included in these amounts are the Corporation’s share of operating costs and taxes under the terms of the leases, in the amount of $58,304 and $109,402, respectively (2018 - $72,020 and $110,234). Under IFRS 16, these leases will be presented as finance leases and right-of-use assets in the consolidated statement of financial position with interest expense and depreciation charge, beginning April 1, 2019.

Minimum lease payments for the next five years are $406,754 in 2020, $410,239 in 2021, $410,239 in 2022, $240,939 in 2023, $71,640 in 2024 and $47,760 thereafter.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

22.	Commitments and contingencies:
(a)	Commitments:
(i)

As at September 30, 2016, Neptune has entered into an exclusive commercial agreement for a speciality ingredient for a period of 11 years (refer to note 12). According to this agreement, Neptune has to pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreement for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,721,662 (US$4,286,210). On November 2, 2017, Neptune has entered into another exclusive commercial agreement for the same speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019 corresponding to total royalties of $1,560,000 to maintain the exclusivity.

(ii)

On December 21, 2018, Neptune entered into a 5 year IP licencing and capsule agreement with Lonza. All royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold.

(iii)

Capital expenditures of $4,800,000 were approved by the Board for Phase 2 capacity expansion. As at March 31, 2019, Neptune signed various capital expenditure contracts related to this second investment amounting to $3,972,395 of which $2,155,708 has been paid and $324,706 is included in trade and other payable. As part of the capsule agreement with Lonza (refer to note 12), capital expenditures were required at the Sherbrooke facility to install the hardshell capsule equipment. The total expenditure amounts to $866,538 of which $112,200 has been paid and $723,389 is included in trade and other payable.

(iv)

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract will give rise to annual expense of approximately $172,000 for the next 5 years.

(v)

As at March 31, 2019, the Corporation has signed a prepayment agreement with a supplier of hemp extracts and agreements with various partners to execute research and development projects for a total amount of $1,171,000.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are ongoing are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by the Former CEO of the Corporation, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The terms of this agreement are being disputed (refer to note 11).

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,939,130 (US$3,700,000). The full amount of trade receivable has been written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $190 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration is currently scheduled for hearing in July 2019.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation. Based on currently available information, the Corporation has recognised a provision of $2,130,074 (refer to note 11) and nil, respectively, for the above claims as of March 31, 2019.

23.	Capital management:

The Corporation’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, including the cannabis activities, selling, general and administrative expenses, its overall capital expenditures and those related to its debt reimbursement. The Corporation also needs to ensure adequate financing to support M&A activities. The Corporation is not exposed to external requirements by regulatory agencies regarding its capital. The Corporation is subject to certain financial covenants under its secured loan. As of March 31, 2019, the Corporation was in compliance with these financial covenants.

Since inception, the Corporation has financed its liquidity needs primarily through the cash coming from the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt and common shares. The Corporation optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, investment tax credits, interest income and revenues from strategic partnerships, collaboration agreements and government assistance.

The Corporation defines capital as being the total of shareholders’ equity and loans and borrowings.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

The Corporation’s primary objectives when managing capital are to:

•	Ensure that the Corporation will continue as a going concern while providing an appropriate investment return to its shareholders;
•	Optimize leverage position of the nutraceutical segment by generating positive cash flows and reducing the long-term debt;
•

Generate positive cash-flows in the cannabis segment while preserving a financial flexibility in order to continue to develop unique extracts and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

Cash, cash equivalents and short-term investments:

As at March 31, 2019 cash amounted to $3,676,704 (2018 – $5,784,810), and cash equivalents amounted to $6,142,647 (2018 – $18,502,297).

The Corporation cash equivalents, short-term investments and restricted short-term investment as at March 31, 2019 and 2018 are as follows:

			March 31,			March 31,
			2019			2018
	Maturity			Maturity
	date	Rate	Amount	date	Rate	Amount

Term deposit (1)	—	1.55%	$6,142,647	April 27, 2018	1.12%	$18,502,297
Restricted short-term investment as pledge for the acquisition of Biodroga	—	—	—	May 28, 2018	1.20%	2,350,000
Short-term investment	Dec. 11, 2019	1.40%	48,000	Dec. 11, 2018	0.90%	60,000

(1) Cashable at any time at the discretion of the Corporation, under certain conditions.

24.	Operating segments:

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had three reportable segments which were the Corporation’s strategic business units, the nutraceutical, the cannabis and the cardiovascular segments. The Corporation’s current reportable segments are the nutraceutical and the cannabis segments. The nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. The cannabis oil extraction activities which began in October 2017 represent the cannabis segment.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is the most relevant in evaluating the results of our segments relative to other entities that operate within these industries. As a result, our segment reporting now presents segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker. The comparative period has been recast accordingly.

The Sherbrooke facility has been repurposed from the krill oil activities and is now used for the extraction, purification and formulation of cannabis oil extracts and is presented under the cannabis segment information.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

(a)	Information about reportable segments:

Year ended March 31, 2019:

	Nutraceutical	Cannabis	Corporate	Total

Revenue from external sales and royalties	$24,429,592	$12,450		$24,442,042
Gross margin	7,601,998	12,450		7,614,448

Research and development expenses net of credits and grants	(488,152)	(6,723,401)		(7,211,553)
Selling, general and administrative expenses	(4,524,704)	(1,846,031)		(6,370,735)
Segment income (loss) from operating activities before corporate expenses	2,589,142	(8,556,982)		(5,967,840)

Unallocated costs:
Corporate general and administrative expenses			$(8,914,981)	(8,914,981)
Litigation provisions			(7,930,383)	(7,930,383)
Net finance costs			(208,484)	(208,484)
Income tax expense			(170,011)	(170,011)
Net loss				(23,191,699)

Depreciation and amortization	(718,519)	(2,125,727)	(212,076)	(3,056,322)
Stock-based compensation	(492,133)	(1,046,415)	(2,173,867)	(3,712,415)
Reportable segment assets	21,007,447	50,980,849	18,232,279	90,220,575
Reportable segment goodwill	6,750,626	—	—	6,750,626
Reportable segment liabilities	7,330,354	3,150,146	10,755,149	21,235,649

Year ended March 31, 2018:

					Inter-segment
	Nutraceutical	Cannabis	Cardiovascular	Corporate	eliminations	Total

Revenue from external sales and royalties	$27,645,582	$—	$—		$—	$27,645,582
Gross margin	6,324,292	—	—		—	6,324,292

Research and development expenses net of tax credits and grants	(2,732,015)	(2,969,553)	(9,591,506)		1,742,121	(13,550,953)
Selling, general and administrative expenses	(5,204,319)	(596,670)	(2,761,478)		—	(8,562,467)
Net gain on sale of assets	23,702,312	—	—		—	23,702,312
Segment income (loss) from operating activities before corporate expenses	22,090,270	(3,566,223)	(12,352,984)		1,742,121	7,913,184

Gain on loss of control of subsidiary	—	—	—	$8,783,613	—	8,783,613

Unallocated costs:
Corporate general and administrative expenses				(6,742,453)		(6,742,453)
Net finance costs				(2,255,161)		(2,255,161)
Income tax recovery				1,640,200		1,640,200
Net income						9,339,383

Depreciation and amortization	(1,816,815)	(1,054,170)	(2,005,019)	(407,999)	1,742,121	(3,541,882)
Stock-based compensation	(316,982)	(251,763)	(660,611)	(1,054,400)	—	(2,283,756)
Reportable segment assets	24,411,935	42,014,975	6,585,740	25,584,304	—	98,596,954
Reportable segment goodwill	6,750,626	—	—	—	—	6,750,626
Reportable segment liabilities	8,478,770	1,070,299	—	2,514,115	—	12,063,184

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

(b)	Geographic information:

Revenue is attributed to geographical locations based on the origin of customers’ location:

	Years ended
	March 31, 2019			March 31, 2018
	Nutraceutical	Royalties	Total revenues	Nutraceutical	Royalties	Total revenues

Canada	$8,606,834	$25,210	$8,632,044	$11,531,677	$425,853	$11,957,530
United States	12,513,336	1,253,816	13,767,152	12,275,503	1,051,260	13,326,763
Other countries	2,042,846	—	2,042,846	2,361,289	—	2,361,289
	$23,163,016	$1,279,026	$24,442,042	$26,168,469	$1,477,113	$27,645,582

The Corporation’s property, plant and equipment and intangible assets are mainly located in Canada.

(c)	Information about major customers:

During the year ended March 31, 2019, the Corporation realized revenues from the nutraceutical segment amounting to $5,108,976 from one customer accounting for 20.90% of consolidated revenues.

During the year ended March 31, 2018, the Corporation realized revenues from the nutraceutical segment amounting to $,4,529,350 from one customer accounting for 17.26% of consolidated revenues.

25.	Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 8% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the years ended March 31, 2019 and 2018:

	Years ended
	March 31,	March 31,
	2019	2018

Short-term benefits (1)	$2,861,645	$3,389,580
Share-based compensation costs (2)	3,088,053	1,879,459
	$5,949,698	$5,269,039

(1)	An amount of $735,244 is included in the year ended March 31, 2018 related to key management personnel of Acasti for fees incurred before the loss of control of the subsidiary.
(2)	An amount of $444,556 is included in the year ended March 31, 2018 related to key management personnel of Acasti for fees incurred before the loss of control of the subsidiary.

NEPTUNE wellness solutions INC.

Notes to Consolidated Financial Statements, Continued

For the years ended March 31, 2019 and 2018

26.	Subsequent events:

On May 9, 2019, the Corporation announced the signing of a definitive agreement to acquire substantially all of the assets of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively, "SugarLeaf"), a registered North Carolina-based commercial hemp company providing extraction services and formulated products. Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the important U.S. Southeast region. SugarLeaf's cutting-edge cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts.

Neptune will acquire SugarLeaf on a debt-free basis for initial consideration at closing of US$18 million, paid as US$12 million in cash and US$6 million in common shares. By achieving certain annual adjusted EBITDA and other performance targets, additional consideration of up to US$132 million would be paid over the next three years as a combination of cash and shares for a maximum aggregate purchase price of up to US$150 million. The Transaction is expected to close on or before July 31st, 2019, upon completion of standard closing requirements, including regulatory and stock exchange (NASDAQ and TSX) approvals.

Refer to note 11 for subsequent events related to provisions.